
May 2, 2023

Kit Gray
President
Courtside Group, Inc.
335 N. Maple Drive, Suite 127
Beverly Hills, California 90210

>   **Re: Courtside Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed April 26, 2023**
>   **File No. 333-269028**

Dear Kit Gray:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

Summary Unaudited Condensed Consolidated Financial and Operating Data, page 22

1.   We note your revised disclosures in response to prior comment 4, however, you still do not indicate what information is presented on a pro forma basis. Please revise to state, after noting the periods derived from the consolidated financial statements but before explaining what the pro forma adjustments are based on, that pro forma net loss per share, pro forma share information, and pro forma balance sheet information are included and what those amounts give effect to.

<u>Capitalization, page 83</u>

2.   Please revise (i) in the second bullet to state that the redemption is the result of not completing a Qualified Financing or Event by <u>April 15</u>, 2023, consistent with your disclosures on page 23.

     You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sasha Ablovatskiy